SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Execution of MOU in Connection with the Possible Acquisition of LIG Life Insurance

On December 11, 2007, the consortium consisting of Woori Finance Holdings Co., Ltd. and Aviva International Holdings Limited executed a Memorandum of Understanding with LIG Insurance Co., Ltd. (“LIG Insurance”) in connection with the consortium’s possible acquisition of LIG Life Insurance Co., Ltd.

Key Details

1) Parties Concerned:

–	Seller parties: LIG Insurance and seven individual shareholders

–	Bidder parties: The consortium consisting of Woori Finance Holdings Co., Ltd. and Aviva International Holdings Limited

2) Shares To Be Acquired: 5,498,757 shares (91.65% of outstanding shares)

The related terms and conditions will be determined after completion of due diligence.

* Date of related disclosure: November 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: December 11, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director